SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)
_____________________________________

TheStreet, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88368Q103
(CUSIP Number)

J. Carlo Cannell
Cannell Capital LLC
245 Meriwether Circle
Alta, WY 83414
(307) 733-2284
(Name, Address and Telephone Number of Person
to Receive Notices and Communications)

May 22, 2017
(Date of Event Which Requires Filing of This Statement)
_____________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 88368Q103           Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cannell Capital LLC 94-3366999

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,378,347

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,378,347

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,347

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.47%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 88368Q103           Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
J. Carlo Cannell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,378,347

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,378,347

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,378,347

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.47%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on information set forth on the Form 10-K of TheStreet, Inc., (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2017, there were 35,660,286 shares of Common Stock par value $0.01 per share (the “Shares”), of the Company issued and outstanding as of March 15, 2017.
 As of May 22, 2017 (the “Reporting Date”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (the “Cannell SMAs” and collectively with Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 3,378,347 Shares.

CUSIP No. 88368Q103           Page 4 of 8 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13”).
Item 1.	Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.01 per share of TheStreet, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Company is 14 Wall Street, 15th Floor, New York, NY 10005.

Item 2.	Identity and Background
a)	This Schedule 13D is being filed by Cannell Capital LLC (“Cannell Capital”) and J. Carlo Cannell, and are collectively referred to herein as the “Reporting Persons”.
Mr. Cannell is the sole managing member of Cannell Capital, the investment adviser to the Cannell SMAs and to the following entities:

Tristan Partners, L.P.
Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is:
245 Meriwether Circle
Alta, WY 83414

c)	The principal business of the Reporting Persons is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)
Neither the Reporting Persons, nor to the best of their knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)
Neither the Reporting Persons, nor to the best of their knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)	The place of organization of each Reporting Person is as follows:

Mr. Cannell is a United States citizen.

Cannell Capital is a Wyoming limited liability company.

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
The securities to which this statement relates were acquired by the Reporting Persons using the working capital of each Investment Vehicle as follows:

Tristan Partners, L.P.: $3,231,163
Tristan Offshore Fund, Ltd.: $1,722,346
Cannell Separately Managed Accounts: $458,864
The Investment Vehicles have invested an aggregate amount of approximately $5,412,373 in the Shares.

CUSIP No. 88368Q103           Page 5 of 8 Pages

Item 4.	Purpose of Transaction

The Reporting Persons, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each Investment Vehicle’s investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

The Reporting Persons have previously submitted to the Company a stockholder proposal to nominate a director for election at the Company's 2017 annual meeting of stockholders.

The Reporting Persons file this 13D amendment to share a presentation to fellow stockholders of the Company (the “Presentation”) in which the Reporting Persons urged the stockholders to vote “AGAINST” two of the director candidates and certain management proposals on the Company’s ballot for the 2017 annual meeting. The Reporting Persons stated in the presentation that they believe that decisions made by the current management of the Company have failed to enhance shareholder value. The presentation is attached hereto as Exhibit 99 and is incorporated by reference in this Item 4 in its entirety.

Above and beyond the action summarized above, Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company’s board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above and in the press release attached as Exhibit 99, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Based on information set forth in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on May 12, 2017, there were 35,660,286 Common Shares issued and outstanding as of May 8, 2017.

(a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own 3,378,347 Shares, or approximately 9.47% of the Shares deemed issued and outstanding as of the Reporting Date.

(b) Each of Cannell Capital and Mr. Cannell have shared power to vote and to direct the disposition of the Shares held by the Investment Vehicles.
(c) No Reporting Person has, for itself or any Investment Vehicle, engaged in any transactions in the securities of the Company during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7.	Material to Be Filed as Exhibits
Presentation on Governance Issues at TheStreet, Inc. Filed as Exhibit 99.

CUSIP No. 88368Q103           Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2017

Cannell Capital LLC

By: /s/ J. Carlo Cannell

Name: J. Carlo Cannell
Title: Managing Member

J. Carlo Cannell

By: /s/ J. Carlo Cannell

CUSIP No. 88368Q103           Page 7 of 8 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)

Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)

Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)

Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 88368Q103           Page 8 of 8 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them.

2)
Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: May 22, 2017

By: /s/ J. Carlo Cannell

Name: J. Carlo Cannell

Cannell Capital LLC

By: /s/ J. Carlo Cannell

Name: J. Carlo Cannell
Title: Managing Member